Exhibit 99.1

Guardforce AI Appoints Yuting Zuo as Chief Financial Officer

New York, NY/ January 17, 2024 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security, AI and Robot-as-a-Service (RaaS) provider, announced the appointment of Ms. Yuting (Catherine) Zuo as Chief Financial Officer, effective immediately. Additionally, the Company announced that Mr. Yuheng (Brian) Ma has resigned from his position as Chief Financial Officer to pursue other interests. The resignation of Mr. Ma was not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Ms. Zuo has over a decade of experience in corporate finance, accounting, SEC reporting and working with U.S.-listed companies. Ms. Zuo has served in a financial reporting and investment position, directly reporting to the CEO and CFO of Aurora Mobile Limited (Nasdaq: JG), a leading mobile big data solutions company in China. In this role she oversaw financial reporting and accounting operations, investor relations and led merger and acquisition activities. Previously, she was the corporate accounting manager at Farmers Business Network, a farmer-to-farmer network and e-commerce platform, based in California. Prior to that, Ms. Zuo served as an auditor at PricewaterhouseCoopers and at Ernest&Young in the U.S. Ms. Zuo holds a bachelor’s degree in accounting and finance from the University of Richmond and also completed an undergraduate program in Finance at the University of Hong Kong in 2013. She is a certified public accountant.

Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI, states, “We are excited to welcome Catherine to our leadership team. Her diligent and serious approach to financial management, and strong background in regulatory matters and capital markets, will be a strong asset for our company’s development and corporate governance. Her breadth of experience in corporate finance and M&A will be invaluable as we execute our growth strategy and expand into new business lines within AI and robotics. Importantly, as we accelerate activities around our AI business, Catherine brings tremendous energy and relevant expertise to help drive the development of this business. We would also like to thank Brian for his service and wish him success in his future endeavors.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ: GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding and transforming it into an integrated AI and Robot-as-a-Service (RaaS) business. With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com